

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2012

Via E-mail
Paul McFeeters
Chief Financial Officer
Open Text Corporation
275 Frank Tompa Drive
Waterloo, Ontario, Canada

Re: **Open Text Corporation**
Form 10-K for Fiscal Year Ended June 30, 2011
Filed August 15, 2011
Forms 8-K filed October 26, 2011 and August 10, 2011
File No. 000-27544

Dear Mr. McFeeters:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief